Consolidation Services, Inc.
2756 N. Green Valley Parkway, Suite 225
Henderson, NV  89014
Tel: (702) 614-5333

September 17, 2009

EDGAR Correspondence
Ms. Ta Tanisha Meadows
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Consolidation Services, Inc.
Form 8-K for August 7, 2009
Last Filed September 2, 2009
File No. 333-142105

Dear Ms. Meadows:

The undersigned, Consolidation Services, Inc., a Delaware corporation (the “Company”), has filed Amendment No. 2 to its Current Report on Form 8-K for August 7, 2009, on the date hereof with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended.

The Company responses to the Staff’s Comment Letter dated September 8, 2009, are set forth below following the same chronological comments in the Staff’s comment letter.

Amendment No. 1 to Item 4.01 Form 8-K Filed September 2, 2009

1.
Please file the complete text of Item 4.01 in an amended Form 8-K with all of the disclosures required in Item 304 of Regulation S-K.  It is not sufficient to refer to disclosures previously filed on Form 8-K.  Refer to Rule 12b-15 promulgated under the Securities Exchange Act of 1934.

The complete text of Item 4.01 with all disclosures required in Item 304 of Regulation S-K is contained in Amendment No. 2 to the Form 8-K.

2.
Please tell us why you are not required to report the dismissal of Seale and Beers in a current report on Form 8-K in light of your disclosure on Form 8-K dated August 11, 2009 that you engaged Seale and Beers as your independent registered public accounting firm on August 10, 2009.

As stated in subsection (b) of Amendment No. 2 to the Form 8-K filed on this date the Company did not enter into an engagement letter with Seale and Beers and did not retain such firm although it said it would.  Therefore, we could not dismiss a firm we had not hired.

3.
Please confirm your obligation to report the engagement of a new independent accountant in a current report on Form 8-K and provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

This comment has been compiled with in subsection (b) of the Amended Form 8-K.

                       The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Consolidation Services, Inc.

By: /s/ Johnny R. Thomas
Johnny R. Thomas Chief Executive Officer